March 5, 2010

Via Edgar and Fax (202-772-9198)

Ms. Staci Shannon, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Neogen Corporation
File Number 000-17988
Form 10-K: For the Fiscal Year Ended May 31, 2009
Form 10-Q: For the Quarterly Periods Ended August 31, 2009 and
November 30, 2009
Definitive Proxy Statement on Schedule 14A

Dear Ms. Shannon:

This letter is provided by Neogen Corporation, a Michigan corporation, in response to the Staff’s comment letter dated February 23, 2010 with respect to the above-referenced filings. While we have made significant progress with our responses to your questions we will need until Mach 12 to complete the remaining responses. We trust that this request is acceptable.

If there are questions or concerns please contact me directly.

Very truly yours,

/s/ Richard R. Current
Richard R. Current
Vice President & CFO